May 26, 2006

VIA FAX 202-772-9368 and FEDEX

Mr. John Cash

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 7010

Washington, D.C.  20549-7010

RE:     Ameron International Corporation

            Form 10-K for Fiscal Year Ended November 30, 2005

            Form 10-Q for Quarter Ended March 5, 2006

            File No. 1-9102

Dear Mr. Cash:

This letter is the response of Ameron International Corporation ("Ameron" or the "Company") to your follow-up comment letter dated April 14, 2006.  As you requested, in order to facilitate your review, the numbered responses in this letter correspond to those contained in your letter.  Your comments are repeated in italics, followed by the Company's response in normal font.

Form 10-K for the Year Ended November 30, 2005

Note 1 - Summary of Significant Accounting Policies - Net Income per Share

1.         We note your response to comment 9 from our letter dated March 9, 2006 and your disclosures in Note 6 of your Form 10-Q for the quarter ended March 5, 2006.  Please provide us with this information for each of the periods for which you presented an income statement in your Form 10-K.

The computation of net income per share for the income statements reported in Form 10-K for the year ended November 30, 2005 is shown below.

                              NET INCOME PER SHARE

	Year Ended November 30,
	2005	2004	2003
Numerator ($Thousands):
Net income	$ 32,610	$ 13,459	$ 29,900

Denominator for basic income per share:
Weighted-average shares outstanding, basic	8,410,563	8,270,487	7,925,229

Denominator for diluted income per share:
Weighted-average shares outstanding, basic	8,410,563	8,270,487	7,925,229
Dilutive effect of stock options	168,631	178,500	224,231
Weighted-average shares outstanding, diluted	8,579,194	8,448,987	8,149,460

Basic net income per share	$ 3.88	$ 1.63	$ 3.77

Diluted net income per share	$ 3.80	$ 1.59	$ 3.67

The Company will provide the required information in future filings consistent with how it was reported in Form 10-Q for the first quarter ended March 5, 2006.

Note 17 - Segment Information

2.         We note your response to comment 12 from our letter dated March 9, 2006.  We have the following comments:

        We read that the lowest level of discrete financial information contained in the reports reviewed by your chief operating decision maker (CODM) for each of your reportable segments is "detailed manufacturing plant level financial performance data."  Given this description of the reports reviewed by your CODM, please explain to us how you determined that the manufacturing plant level did not constitute your operating segments under paragraphs 10-15 of SFAS 131.

The Company does not believe its manufacturing plants constitute operating segments under paragraphs 10-15 of SFAS No. 131.  We have reached that conclusion after evaluation of the Company's organization and management structure and the manner in which the Company's chief operating decision maker ("CODM") manages the Company, assesses performance and allocates resources.

The Company acknowledges that it had previously disclosed it had four operating segments.  The Company has now determined that, in accordance with SFAS No. 131, it has five operating and four reportable segments.  The segments that constitute both operating and reportable segments are the Performance Coatings & Finishes Group, Fiberglass-Composite Pipe Group, Water Transmission Group and Infrastructure Products Group.  The Infrastructure Products Group is the aggregation of two operating segments, the Pole Products and Hawaii Divisions.  These operating segments have been aggregated in accordance with SFAS No. 131, paragraph 17.  In future filings, the Company will disclose that it has five operating and four reporting segments.

SFAS No. 131 paragraph 13 states , "If the chief operating decision maker uses more than one set of segment information other factors may identify a single set of components as constituting an enterprise's operating segments, including the nature of the business activities of each component, the existence of managers responsible for them, and information presented to the board of directors."  The Company manages the businesses through operating segments that are comprised of plants that are grouped by product line.  Each operating segment includes a number of manufacturing plants or business units that are dedicated to producing and selling products of the operating segment.  In the case of the Performance Coatings & Finishes Group, Fiberglass-Composite Pipe Group, and Water Transmission Group, the plants within each respective segment manufacture and sell the same family of products; as a result, the Company concluded that the nature of the business activities were virtually the same for each plant within the product group and, therefore, would indicate that the level of reporting at the product group level would constitute the operating segment.  The Infrastructure Products Group is composed of two operating segments that sell similar, but not identical, products, as further discussed below.  Each operating segment has a designated manager who has responsibility for the performance of the segment.  While the Infrastructure Products Group is composed of two operating segments, it has a single, designated segment manager who is responsible for the performance of the combined results of the Pole Products and Hawaii operating segments.

The information provided to the Board of Directors is presented on the basis of the Company's reportable segments and does not disclose any information at the plant level.  This also indicates that the operating segments are at the product group level.

SFAS No. 131, paragraph 14, states, "Generally, an operating segment has a segment manager who is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts, or plans for the segment.  The term segment manager identifies a function, not necessarily a manager with a specific title.  The chief operating decision maker also may be the segment manager for certain operating segments.  A single manager may be the segment manager for more than one operating segment.  If the characteristics in paragraph 10 apply to more than one set of components of an organization but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments."  As further discussed below, the CODM receives monthly revenue and income data for all five operating segments as well as those data at the manufacturing plant level.  Therefore, both the operating segment data and the manufacturing plant level data have the characteristics described in paragraph 10 of SFAS No. 131.  However, as SFAS No. 131, paragraph 14, states, "If the characteristics in paragraph 10 apply to more than one set of components of an organization but there is only one set for which segment managers are held responsible, that set of components constitutes the operating segments."  The only set of components for which the segment manager is responsible is the operating segment as defined by the Company, not the individual manufacturing plants.

The Company's CODM regularly receives financial reports that summarize the financial performance of each reportable segment.  The CODM also receives supplemental financial data at the plant level or business unit level, which represents the lowest level of discrete financial information reported.  The CODM assesses the financial performance of reportable segments through reviews conducted with segment managers and with corporate staff.  The CODM does not regularly meet or review operations with plant management.  Each month, the segment manager briefs the CODM and corporate staff on a variety of topics, including sales and marketing, business trends, manufacturing, product development and financial results.  As exceptions to segment plans that have potentially significant impact to the Company are identified, the CODM reviews the matter with the responsible segment manager and/or reviews detailed information as necessary.  The CODM is notified or identifies exceptions through meetings and discussions with corporate staff and with segment managers and through his review of segment financial performance.

The Company's incentive compensation system for key plant personnel is based on the financial performance of the plant and also on the financial performance of the operating segment.  The incentive compensation system for the dedicated segment managers is based on the financial performance of the reportable or operating segment, as the case may be.  The incentive compensation system for the CODM and the corporate staff is based on the financial performance of the total Company.

The Company prepares an annual budget and a three-year operating plan.  These plans are prepared beginning with the lowest business level of each operating segment and consolidated into plans for each reportable segment.  Business reviews are conducted by the segment manager within his respective reportable segment to develop and approve the final annual budget and three-year plans.  The segment manager utilizes these plans as a basis for making recommendations on the allocation of resources and to establish financial and operating objectives to subsequently measure performance for his respective reportable segment.  The annual budget and three-year operating plan for the reportable segments and the operating segments are submitted to the CODM and the corporate staff for review and to establish final plans.

The budget cycle is organized into three phases.  In the first phase, the operating segments create plant level budgets.  The segment manager then consolidates the plant level information into an operating segment budget and decides whether the plan represents a challenging and realistic target for the operating segment.  The next phase of the cycle is submission by the operating segments of preliminary segment sales, segment income and capital expenditure forecasts to the corporate office.  Included in the submission are the proposed budgets by plant along with a consolidation of the operating segment.  Corporate staff, not including the Company's CODM, reviews the submission and provides feedback to the operating segment manager on whether the proposed plan is in line with corporate expectations of sales, segment income and capital expenditures as set by the CODM.  The final phase is presentation of operating segment plans to the CODM.  In preparation for the presentation, plant level financial statements are submitted by the operating segments to the corporate office staff.  These are input into the Company's financial reporting database, and summary plan reports are prepared and delivered to the CODM for review.  The CODM reviews the proposed plan for the operating segments and the plants that make up the operating segment.  To the extent the reportable segment's plans as presented do not meet the CODM's expectations, a revised plan is submitted to the CODM and corporate office staff.  The outcome of these presentations and discussions is the approved operating segment budgets.

A similar exercise is performed at mid-year with the segment manager submitting a full-year reforecast to the CODM and corporate staff.  The reforecast submittal is followed by meetings with segment management to discuss the reforecast and the operating plans and strategies for the balance of the year.

Based on the foregoing and a careful evaluation of the guidance in paragraph 10-15 of SFAS No. 131 the company believes its operating segments are appropriately defined as described above.

        Please provide us with a representative set of the reports reviewed by your CODM, and those reviewed by your Board of Directors, for purposes of allocating resources and assessing performance for each of your segments for the most recently ended fiscal quarter.

As requested, a representative set of reports received by the CODM and those received by the Board of Directors have been forwarded to your attention by express mail.  The materials submitted included:

1)  Sales and Income vs MIC Report to CODM - February 2006

2)  Monthly Financial Report - February 2006

3)  Business and Financial Comments to Board of Directors - February 2006

Pursuant to 17 C.F.R. §200.83, the Company hereby requests that confidential treatment be accorded to all of the materials submitted and also requests that the materials submitted be returned upon completion of SEC review.  In the event that the Staff of the Commission receives a request for access to the materials submitted for which we are seeking confidential treatment as noted above, whether pursuant to the Freedom of Information Act or otherwise, the Company respectfully requests that it be notified immediately so that it may further substantiate this request for confidential treatment.  Please address any notifications of a request for access to such documents to the undersigned at Ameron International Corporation, P.O. Box 7007, Pasadena, CA  91109-7007.

The Sales and Income vs MIC Report is issued to the CODM and to senior corporate management on a monthly basis and reports the operating results of the reportable and operating segments with additional data provided at the plant and business unit level.  The report is prepared on the first business day after the end of the accounting month, and the final results are reported approximately five business days after the end of the accounting month.  It is the primary report used by the CODM to assess the performance of the operating segments, and it is the primary source to identify exceptions to planned performance.

The Monthly Financial Report is provided to the CODM and senior corporate management to assess the financial performance of the reportable segments.  The front section includes a series of financial statements and reports organized first for the Company, followed by each of the four reportable segments.  Included in the section for the Infrastructure Products Group are financial reports for the two operating segments as well as the reportable segment.  The Monthly Financial Report includes three supplemental sections.  The first supplemental section provides various financial summaries covering financial ratios and measurements segregated by reportable segment and each plant or business unit.  The second supplemental section includes detailed income statements for each reportable segment and each plant or business unit.  The third supplemental section includes cash flow statements for the same business groupings.  The Monthly Financial Report is published during the third week after each month-end and is prepared primarily for corporate management to assess performance and to provide data for detailed financial analysis and to assist in external financial reporting.

The Business and Financial Comments Report is issued to the Board of Directors on a quarterly basis.  The report discusses the operating results and provides the sales and income results by reportable segment, and consolidated income statements, consolidated balance sheets and consolidated cash flow statements.

        We read that you determined it was appropriate to manage the various businesses within your Infrastructure Products Group as a single reportable segment "due to many similarities in the production process, the products, and the markets and customers" that these businesses share.  In light of the reports reviewed by your CODM, please provide us with a reasonably detailed analysis under SFAS 131 demonstrating how you determined your operating segments within the Infrastructure Products Group.  For any operating segments that you have aggregated, please provide us with a reasonably detailed analysis of how you determined that you met the criteria for aggregation into a single reportable segment in accordance with paragraph 17 of SFAS 131 and EITF 04-10.  In this regard, your analysis of whether your operating segments have similar economic characteristics should quantify the gross margins for each operating segment for each of the last five years and include a narrative explanation of how you determined that such operating segments share similar long-term average gross margins.

The Infrastructure Products Group consists of Ameron's Hawaii Division and the Pole Products Division.  As reported in  Form 10-K, Ameron's Hawaii Division supplies ready-mix concrete, crushed and sized basaltic aggregates, dune sand, concrete pipe and box culverts, primarily to the construction industry on Oahu and Maui.  The Pole Products Division manufactures and markets concrete and steel poles for highway, street and outdoor area lighting and for traffic signals nationwide.

The Company has determined that the Pole Products Division and the Hawaii Division are operating segments in accordance with SFAS No. 131, paragraphs 10-15, in that the CODM reviews and assesses performance and allocates resources at these levels.  Each of the divisions comprises multiple plants.

The Infrastructure Products Group is managed by a single manager.  In addition, there are individual segment managers for the Pole Products and Hawaii operating segments, who, in addition to the Infrastructure Products Group manager, interact regularly with the CODM to assess financial performance and discuss resource allocation at their respective operating segments.   All financial reports to the Company's Board of Directors combine the operations of Hawaii and Pole Products.

SFAS No. 131, paragraph 17, provides that:  "Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Statement, if the segments have similar economic characteristics, and if the segments are similar in each of the following areas:

      a.         The nature of the products and services

      b.         The nature of the production processes

      c.         The type of class of customer for their products and services

      d.         The methods used to distribute their products or provide their services

      e.         If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities."

The nature of the products and services of the Hawaii Division and the Pole Products Division are similar.  Both divisions manufacture and sell primarily concrete products (pipe, box culverts, poles and bollards).  Both divisions sell intermediate products that are then installed into construction projects to customers in both the commercial and the residential construction industry.

The general nature of the production processes are also similar.  Both divisions consist of operations that manufacture or convert raw materials into saleable intermediate products.  Both utilize cement as a primary raw material, which is processed into concrete to be sold or converted to a finished product.  Neither division is involved with alternative production of goods and services that do not consist of material conversion.

The type of customers and the methods of selling are similar for both divisions.  Products are typically sold to contractors and developers for installation into construction projects.  Both divisions deliver products to job sites for installation.  The Pole Products Division primarily utilizes a direct sell approach, while the Hawaii Division uses almost exclusively a direct sell approach.

The regulatory environment is not materially different for each division.

The economic characteristics of the Hawaii Division and the Pole Products Division are similar, as shown below:

                                                                Manufacturing Gross Profit Margin

                                                                  Pole Products                Hawaii

FY 2005                                                     34%                         37%

FY 2004                                                     33%                         36%

      FY 2003                                                     33%                         38%

      FY 2002                                                     34%                         38%

      FY 2001                                                     33%                         35%

      Five-Year Average                                      33%                         37%

      FY 2006:

          1st Quarter Actual                                    37%                         39%

          2006 Full-Year Plan                                 36%                         37%

2007 Full-Year Plan                                     36%                         37%

2008 Full-Year Plan                                     36%                         38%

As shown above, the Pole Products Division and the Hawaii Division share similar economic characteristics, given the narrow band between the manufacturing gross profit margin achieved by each division the last five years.  In addition, the long-term manufacturing gross profit margin for each division is forecasted to be even more similar within a range band of 1-2 percentage points.  A further indication of the similar economic characteristics of each division is the segment income return on sales measurement.  Over the past five years, the Pole Products Division's return on sales was 13%, while the Hawaii Division had a return on sales of 11%, another narrow band of only two percentage points.

The Pole Products Division continues to improve manufacturing gross profit margins, and they are consistent with the Hawaii Division's historical performance.  The improvement demonstrated in 2005 and 2006 to date is attributable principally to the successful plant start-up in Alabama, which had depressed margins since 2001, and the success in implementing a geographic penetration strategy in the Southeast U.S.   Both of these factors should continue and are the key reasons supporting the longer-term margin forecast.

Based on the foregoing, we believe that aggregation of the Hawaii Division and the Pole Products Division is appropriate and consistent with SFAS No. 131.

We confirm that we are responsible for the adequacy and accuracy of the disclosures in our filings.  Furthermore, we acknowledge that (i) neither your comments nor changes in disclosure in response to your comments preclude the Securities and Exchange Commission (the "Commission") from taking any action with respect to either the referenced filings or any other filing of the Company, and (ii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information or clarification of this response, please contact me.

Sincerely,

James R. McLaughlin

Senior Vice President,

Chief Financial Officer & Treasurer